                                                                    Exhibit 11.1



                                  SYBASE, INC.


                 SUPPLEMENTAL COMPUTATIONS OF EARNINGS PER SHARE

(In thousands, except per share data)

                                          Years Ended December 31,
                                       ------------------------------
                                         1996       1995        1994
                                       -------    --------    -------
Actual weighted average shares
  outstanding for the period:
     Common stock                       75,160      71,292     50,036

Dilutive employee stock options
     and warrants (1)                        -           -      4,386

Weighted average shares and
     common stock equivalents of
     Powersoft Corporation (2)               -           -     19,250
                                       -------    --------    -------
Total common and common
     equivalent shares                  75,160      71,292     73,672
                                       =======    ========    =======

Net income (loss)                      (79,006)   ($19,502)   $87,053
                                       =======    ========    =======

Net income (loss) per share             ($1.05)     ($0.27)     $1.18
                                       =======    ========    =======


(1)  Computed using the treasury stock method.  Not included if anti-dilutive.

(2) On an as-converted basis using merger conversion ratio of 1.6 shares of Sybase, Inc. common stock and equivalents for each share of Powersoft Corporation common stock and equivalents.